ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities Americas LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally **(212) 698-3309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Securities Americas LLC (formerly Natixis Bleichroeder LLC) (the "Company") as of and for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 28th day of February 2012

Notary Public

KHALED MOHIUDDIN
Notary Public - New York
Commission # 01MO6028843
Suffolk County
Commission Exp. August 09, 2013

NATIXIS SECURITIES AMERICAS LLC
(formerly Natixis Bleichroeder LLC)
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Natixis Securities Americas LLC

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Securities America LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

Natixis Securities Americas LLC (formerly Natixis Bleichroeder LLC)
Statement of Financial Condition
December 31, 2011
(In Thousands of U.S. dollars)

Assets		
Cash and cash equivalents	$	422,419
Cash segregated for regulatory purposes		30,000
Securities purchased under agreements to resell		13,452,498
Securities borrowed		7,351,552
Securities owned, at fair value		4,000
Due from affiliate		13,436
Due from foreign affiliate		4,671
Accrued interest receivable		4,044
Furniture and office equipment, at cost (net of accumulated depreciation of $4,040)		276
Due from clearing corporations, net		20,600
Other assets		26,739
Total assets	$	21,330,235
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	13,409,638
Securities loaned		7,420,981
Borrowings from affiliates, net		64,620
Accrued interest payable		3,042
Payables to customers		3,850
Other liabilities		12,495
Total liabilities		20,914,626
Liabilities subordinated to claims of general creditors		150,000
Member's equity		265,609
Total liabilities and member's equity	$	21,330,235

The accompanying notes are an integral part of this statement of financial condition

1. Business and Organization

Natixis Securities Americas LLC (formerly Natixis Bleichroeder LLC) (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company engages in several classes of services, including principal transactions and agency transactions in both domestic and foreign equities, and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary matched book transactions using securities sold under agreements to repurchase and securities purchased under agreements to resell, which are collateralized by U.S. government and agency securities, and equity financing transactions. The Company also acts as an investment advisor to both related and unrelated parties.

The Company is a wholly-owned subsidiary of Natixis North America LLC ("NNA") which in turn is a wholly owned subsidiary of Natixis US Holdings Inc. ("NUSHI"), a company incorporated in Delaware. NUSHI is an indirect wholly owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris is a majority owned subsidiary of Group BPCE. The Company along with other affiliates comprise Natixis Paris corporate and investment banking activities in the United States.

Effective October 1, 2011, Natixis Paris completed the merger of its wholly owned subsidiary Natixis Bleichroeder LLC ("NBLLC") with Natixis Securities North America Inc. ("NSNA"), a wholly owned subsidiary of NNA. This merger was accounted for as combination of entities under common control. The assets and liabilities of NBLLC were transferred to NNA at book value with no gain or loss recorded. NSNA was merged into NBLLC, the surviving broker dealer, which in turn changed its name to Natixis Securities Americas LLC. NSNA has withdrawn its designation as a licensed broker dealer.

The accompanying statement of financial condition reflects this merger as if it occurred as of the beginning of the period. All material intercompany transactions between NSNA and NBLLC were eliminated.

2. Summary of Significant Accounting Policies

Basis of financial information

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition is stated in U.S. dollars.

Use of estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financila condition and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased, derivative contracts and deferred taxes.

Cash and cash equivalents
The Company considers all highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Amounts placed with affiliates, are not considered cash and cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Securities owned, at fair value
Proprietary securities transactions are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations

Customer transactions
Customer securities transactions are recorded on a settlement date basis, while the related commission revenue is recorded on a trade date basis.

Fair value of financial instruments
The Company assesses the fair value of its financial instruments as described below:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted market prices from securities exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily cash equivalents.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying

financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions. This subjectivity makes these valuations inherently less reliable than quoted market prices.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term secured receivables, reverse repurchase agreements, securities borrowed, customer and non-customer receivables and certain other receivables. Similarly, the Company's liabilities such as short term borrowings, repurchase agreements, and securities loaned, customer and non-customer payables and certain other payables and its liabilities subordinated to the claims of general creditors are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears fixed income securities transactions through the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC"). FICC and NSCC become the legal counterparty to the transaction. These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Deposits and Borrowings
Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws

and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. Beginning October 1, 2011 the Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NUSHI. Prior to October 1, 2011, NBLLC's operating results were included in the federal, state and local income tax returns filed by the New York Branch of Natixis Paris ("Natixis Branch"). Pursuant to a tax sharing arrangement, NNA allocates to the Company, under a parent down approach, its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Further, pursuant to a separate tax sharing arrangement between NBLLC and Natixis Branch, the Natixis Branch allocated to NBLLC its share of tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns through the period ended September 30, 2011.

Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized in the NUSHI tax return regardless of whether such benefits could ultimately be realized on a stand alone basis. The need for a valuation allowance is determined at the NNA/NUSHI level rather than at the level of the Company. Amounts receivable or payable with NNA or the Natixis Branch related to the Company's current tax provision are settled periodically.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

Translation of foreign currency
Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the statement of financial condition date

3. Recently Issued Accounting Standards

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends Accounting Standards Codification Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under US GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this ASU on its statement of financial condition.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* which amends Accounting Standards Codification Topic 860 by eliminating the requirement for an entity to consider whether a transferor (i.e., the seller) has the ability to repurchase the financial asset in a repurchase agreement transaction. This ASU is effective for reporting periods beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The Company is assessing the impact of adopting this ASU on its statement of financial condition.

Disclosures about Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosures Requirements in US GAAP and IFRSs,* which amends Accounting Standards Codification Topic 820. This ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, this ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. This ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. This ASU is effective for reporting periods beginning after December 15, 2011. The Company is currently assessing the impact of adopting this ASU on its statement of financial condition.

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures,* which amends Accounting Standards Codification Topic 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The disclosures required under this ASU became effective for the Company on January 1, 2011. The adoption of this ASU did not have a material effect on the Company's statement of financial condition.

4. Cash and Cash Equivalents

At December 31, 2011, cash and cash equivalents include approximately $225.0 million, at fair value, of commercial paper maturing on January 3, 2012. In addition, cash equivalents include approximately $77.5 million, at fair value, of money market funds.

5. Securities Owned, at Fair Value

Securities owned, at fair value represents a certificate of deposit issued by an unaffiliated depository institution which matures in February 2012. This security is not considered a cash equivalent as its remaining maturity at acquisition was greater than 90 days.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest

priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices from securities and derivatives exchanges, dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements on a Recurring Basis as of December 31, 2011 (in thousands of U.S. dollars)			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash equivalents	$ 302,499	$ -	$ -	$ 302,499
Securities owned, at fair value	-	4,000	-	4,000

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2011.

7. Due from Clearing Corporations, net

As of December 31, 2011, amounts due from clearing corporations, net consist of the following:

	(In thousands of U.S. dollars)
Deposits	$ 31,802
Securities failed to deliver, net	791
Margin account	(12,012)
Other	19
	$ 20,600

8. Receivables from and Payables to Customers

Amounts receivable from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. At December 31, 2011, receivables from customers were approximately $11 thousand and is included in other assets in the accompanying statement of financial condition. Further at December 31, 2011, there was no allowance for doubtful customer receivables.

9. Related Party Transactions

As of December 31, 2011, the following related party balances appeared in the statement of financial condition:

(In Thousands of USD)	Natixis Paris	Natixis Branch	Natixis FP	Natixis Derivatives Inc.	NNA	Total
Cash and cash equivalents	$3,265	$ -	$ -	$ -	$ -	$3,265
Securities purchased under agreements to resell	-	-	503,925	-	-	503,925
Securities sold under agreements to repurchase	-	-	3,399,626	-	-	3,399,626
Due from affiliate	-	13,436	-	-	-	13,436
Due from foreign affiliate	4,671	-	-	-	-	4,671
Borrowings from affiliates, net	-	-	54,461	-	10,159	64,620
Securities borrowed	164,639	-	3,100,486	8,041	-	3,273,166
Securities loaned	325,440	-	4,129,617	6,049	-	4,461,106
Subordinated loan	-	-	-	-	150,000	150,000
Payable to customers	3,487	-	-	-	-	3,487

In conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, the Company settles all receivables and payables including amounts related to current taxes on a net basis. At December 31, 2011, included in borrowings from affiliates, net, the Company recorded a payable from Natixis Financial Products LLC ("Natixis FP") of $54.5 million and a payable to NNA of $10.1 million. The payable to NNA is net of $1.2 million receivable due for current taxes.

The Company maintains a cash account with Natixis Paris. The balance in this account is approximately $3.2 million as of December 31, 2011, and is recorded in cash and cash equivalents in the statement of financial condition.

At December 31, 2011, the Company recorded a $13.4 million receivable from Natixis Branch which represents income taxes and is reflected in due from affiliate in the statement of financial condition. Additional information regarding the Company's income taxes is included in Note 12.

At December 31, 2011, the Company had a $150.0 million outstanding subordinated loan from NNA which accrues interest at 3 month LIBOR +325 basis points. The subordinated loan matures on December 31, 2014. During the year ended December 31, 2011, the Company incurred interest expense of $5.4 million on the subordinated loan. Additionally, in January 2011, the Company terminated its $200.0 million unfunded subordinated loan commitment with Natixis Commercial Paper Corp., an affiliate. There were no amounts drawn under this facility at the time it was terminated. As of December 31, 2011, accrued interest on the subordinated loan was $1.2 million and is included in borrowings from affiliates, net, in the accompanying statement of financial condition.

During the year ended December 31, 2011, the Company entered into various reverse repurchase and repurchase transactions with Natixis FP. The outstanding amount as of December 31, 2011 totaled $0.5 billion and $3.4 billion, respectively, with weighted average interest rates below 1%. These amounts are included in securities purchased under agreements to resell and securities sold under agreement to repurchase, respectively, in the statement of financial condition.

Payables to customers with affiliates included in the foregoing table represents amounts due for margin and deliver vs payment (DVP) transactions.

The Company and Natixis Paris entered into a guarantee agreement whereby all of the Company's payment obligations arising from its equity financing and securities lending activities are fully guaranteed by Natixis Paris.

The Company has entered into a service agreement with Natixis Paris which permits salesmen registered with the Company to distribute Natixis Paris' research to clients that are located primarily in the United States. Commissions generated by such research are collected by the Company and are remitted to Natixis Paris, net of brokerage related expenses. In connection with the servicess provided to Natixis Paris, the Company also incurs expenses charged by NNA. As a result of these transactions, at December 31, 2011 the Company has a net receivable of $4.4 million from Natixis Paris and a payable of $6.4 million to NNA which are recorded in due from foreign affiliate and borrowings from affiliates, net respectively in the accompanying statement of financial condition.

In Conjunction with a formal approval arrangement with its affiliates the Company receives administrative support services. The administrative support services include audit, accounting, compliance, human resources, corporate services, information technology, risk management, invoice payment processing and other support services. At December 31, 2011, the Company has a net payable of $3.6 million to NNA in the accompanying statement of financial condition, in connection with these activities which is include in borrowings from affiliates, net.

10. Employee Benefit Plans

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a discretionary contribution of up to the maximum amount permitted by the Internal Revenue Code.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates

Certain employees are eligible to receive awards under the Natixis Employee Retention and Performance Plan ("PRP Plan"). Awards may be granted annually in March and may be granted in the form of Conditional Value Units ("CVUs"), Deferred Conditional Bonus ("DCBs") and Deferred Value Units ("DVUs"). The value of these awards is expressed in Euros at the grant date and payable to the employee in US dollars based on prevailing exchange rate as described in the PRP document. Further as the future value of some of these awards are based on the value of Natixis Paris common stock and foreign exchange rates in effect at the time of payment, the employee retains the currency and equity risk inherent in these awards. The awards are subject to certain performance and vesting conditions as outlined in the PRP Plan documents. The Company accrues the value of the awards over

the period the employee renders the required service. The following is a brief description of each award:

- CVU – the value of a CVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the annual vesting date. A CVU is not an equity instrument and does not grant the employee any equity ownership privileges in Natixis Paris. An employee vests in their CVU over a 3 year period from grant date. Vested amounts are paid to the employee annually.

- DCB – represents a deferred cash award granted the employee. This award accrues interest over each annual vesting period based on the 12 month Euribor rate in effect at the business day preceding the commencement of the annual vesting period. An employee vests in their DCB award over a 3 year vesting period from grant date. The vested amount is paid to the employee annually.

- DVU – the value of a DVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the vesting date. A DVU is not an equity instrument and does not grant the employee any equity ownership privileges in Natixis Paris. An employee fully vests in their DVU over a six month period from grant date and is paid the entire vested amount shortly thereafter.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of approximately $360.3 million which was 982.43% of aggregate debit balances and approximately $358.8 million in excess of minimum net capital.

Effective December 31, 2011, the Company segregated cash of $30.0 million to a special reserve account for the exclusive benefit of customers to satisfy Rule 15c3-3.

12. Income Taxes

At December 31, 2011, the significant components of the Company's net deferred tax assets, which are included with other assets in the statement of financial condition, are set forth below (in thousands of U.S. dollars):

Deferred tax assets		
Reserves	$	3,130
Accrued expenses		509
Net operating losses		496
Deferred compensation		389
Other		260
Gross deferred tax assets before valuation allowance		4,784
Valuation allowance		(30)
Gross deferred tax assets, net of valuation allowance		4,754
Deferred tax liabilities		
Derivative contracts		(4,156)
Deferred taxes, net	$	598

The Company has recorded a receivable from Natixis New York Branch of $13.4 million related to current taxes which is included in due from affiliate in the accompanying statement of financial condition. Additionally, the Company has recorded a receivable from NNA of $1.2 million related to current taxes which is included in borrowings from an affiliate, net, in the accompanying statement of financial condition.

At December 31, 2011, the Company has federal net operating losses carried forward of approximately $1.2 million expiring in 2030, a state net operating loss carried forward of approximately $2.3 million expiring in 2030, and a local net operating loss carried forward of $0.6 million expiring in 2030.

In accordance with the realization criteria established by ASC 740, *Accounting for Income Taxes*, the above valuation allowance has been recorded against the deferred tax asset at December 31, 2011 representing the amount of state and local net operating losses carried forward by the Company, for which no benefit is expected in the future. Except for the foregoing valuation allowance, the Company believes it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards and other temporary differences when these items become deductible for tax purposes.

The Company's income tax returns are subject to examination from various governmental taxing authorities.

Prior to its conversion to an LLC, Natixis Bleichroeder, Inc. ("NBI") filed its own tax returns. The Internal Revenue Service is currently examining NBI's 2008 tax return while New York State and New York City are examining NBI's tax returns for 2007 through 2009.

Upon conversion to an LLC, NBLLC's results were included in the Natixis Branch tax returns from November 1, 2009 through September 30, 2011 and as part of the NUSHI group thereafter. The Natixis Branch 2009 tax return is currently being examined by the Internal Revenue Service and New York City, respectively.

NSNA's federal, state and local income tax returns are subject to examination as part of the NNA group through the effective reorganization date of July 1, 2010 and NUSHI group thereafter.

NNA's tax returns are currently being examined by the Internal Revenue Service for years 2008 through July 1, 2010. In addition, New York City is currently examining NNA's tax returns for years 2006 through 2008. It is not possible to estimate when the current examinations may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2011.

13. Variable Interest Entities

The Company is the administrator of a multi-seller asset-backed commercial paper conduit. As administrator, the Company, subject to approval from the conduit's investment committee, is generally responsible for selecting and structuring assets purchased or financed by the conduit, making decisions regarding the funding of the conduit, including determining the tenor and other features of the commercial paper issued, monitoring the quality and performance of the conduit assets, and facilitating the operations and cash flows of the conduit. In return, the Company earns an administration fee. The conduit is designed to provide the clients access to low-cost funding in the commercial paper markets. The conduit is funded by issuing commercial paper to third-party investors. The conduit generally does not purchase assets originated by the Company or its affiliates. The funding of the conduits is facilitated by the liquidity support and credit enhancements provided by an affiliate of the Company.

The conduit's investment committee consists of the owner of the conduit, the subordinated note holder and the Company. The investment committee meets quarterly to review the overall operations of the conduit, approves all new investments and deals prior to purchase by the conduit and oversees its funding strategy. In accordance with ASU 2009-17, *Transfers of Financial Assets and Interests in Variable Interest Entities* the Company determined that the power to direct the activities that most significantly impacted the conduit's economic performance is shared between the three members of the investment committee and thus does not consolidate the conduit.

14. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's statement of financial condition at December 31, 2011.

15. Collateral Arrangements

The Company has received securities in connection with reverse repurchase and securities borrowed agreements with an estimated fair value of $20.8 billion as of December 31, 2011 which it can sell or re-pledge. These securities are not reflected in the statement of financial condition as the Company does not own them. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2011.

16. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which are recorded at fair value in the statement of financial condition.

In addition, the Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2011.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

17. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition is issued. The Company did not have any subsequent events requiring disclosure or adjustment to the statement of financial condition.

*****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Natixis Securities Americas LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide the management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP